Exhibit 99.58

PRESS RELEASE

Trading Symbol: SVM:TSX	April 16, 2007

Silvercorp Signed Agreement to Participate in Constructing a New Lead
Smelter in Luoning County, Henan, China

VANCOUVER, BRITISH COLUMBIA – April 16, 2007 - Silvercorp Metals Inc. ("Silvercorp") announces that through its 77.5% subsidiary, Henan Found, it has signed a joint venture agreement with three Chinese mining companies Luoyang Luanchuan Molybdenum Group Inc. (“Luomu”), HT Mining Co. Ltd (“HT Mining”), and Luochuan Xinchuan Mining Co. Ltd (“LX Mining”) to build a 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. Under the agreement, Luomu will have a 51% interest, Henan Found and HT Mining each will have a 22.5% interest and LX Mining will hold a 4% interest in the smelter. Capital contributions to fund the smelter project will be made pro-rata. The construction of the smelter has received preliminary approval from the Henan provincial government and is subject to further approval by related Chinese governmental authorities.

The proposed smelter will use the SKS lead smelting process (“SKS process”) that has been highly recommended by the Chinese Government. The SKS process (an invention from China utilizes oxidizing process in the bottom blowing furnace and reduces smelting in the blast furnace) is considered to be one of the most advanced lead smelting technologies due to its advantages in environmental friendliness, reduced energy consumption, higher metal recovery, longer furnace life, lower capital cost and ease of maintenance. In China, six smelters have been built using the SKS process and five more such smelters are under construction and will be in commercial production this year. This new smelter complies with current government requirements and is expected to replace some of the lead smelter capacity recently shut down due to environment concerns.

The smelter is expected to be completed in two phases to reach its final 150,000-tonne/year electrolyte lead capacity. The first phase of the smelter is designed to produce 80,000 tonnes of electrolyte lead per year. Construction and installation of the first phase of the smelter will take approximately 18 months. After first phase completion, the smelter is designed to produce 80,000 tonnes of lead electrolyte, 7 million ounces of silver, 71,000 ounces of gold, 6,910 tonnes of zinc ashes (61% Zn), 1,265 tonnes of copper snug (40% Cu), and 86,600 tonnes of sulphuric acid annually.

The capital cost of the first phase smelter is estimated to be approximately US$25.9 million based on the Engineering Design by a Class A Qualification Chinese Engineering firm based in Beijing. Henan Found’s share of the cost will thus be US$5.83 million and will be financed by cash flow from its Ying Silver Mine. In order to support the project, the Luoning County government will cover all costs for the access road, power and water lines, and land preparations.

It is expected that the new smelter will improve current sale prices for silver, lead, zinc and gold for all the partners. The smelter will have the first right to purchase, at prevailing market prices, all lead-silver and gold concentrates produced by mines from the four participants in the smelter, including Silvercorp’s Ying and HPG mines. The proposed smelter is about 48 km road distance from Silvercorp’s newly built 600 t/d mill.

About Luomu, HT Mining, and LX Mining
Luomu, produces as much as 24 million pounds of molybdenum per year, is 52% owned by the Luoyang City government and will be listed on the Hong Kong Stock Exchange in late April 2007 under the name China Molybdenum Co., Ltd., in a US$886 million IPO. Luomu acquired three producing gold mines from the Luoning County government in 2006, which produce 41,000 ounces of gold per year. HT Mining, Silvercorp’s joint venture partner on the HPG Gold-Silver-Lead Project, is a private company and operates several gold and silver-lead mines in Luoning County. LX Mining is also a private company and controls 70% of the lead resources in Luochuan County, due south of Luoning County. LX Mining operates twelve lead mines.

SILVERCORP METALS INC.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Cathy Fong, President. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca Website: www.silvercorp.ca

Statements in this press release other than purely historical information, including statements relating to Silvercorp's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in Silvercorp's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability.